April 2, 2025

Adam Portnoy
Chief Executive Officer
RMR GROUP INC.
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634

       Re: RMR GROUP INC.
           Registration Statement on Form S-3
           Filed March 27, 2025
           File No. 333-286187
Dear Adam Portnoy:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eddie Kim at 202-679-6943 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Faiz Ahmad